ADAPTIVE MEDIAS, INC.

23 Mauchly, Suite 106

Irvine, CA 92618

January 21, 2014

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

c/o Mr. Carlos Pacho

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptive Medias, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 10, 2013

File No. 0-54074

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 19, 2013

File No. 0-54074

Dear Mr. Spirgel:

This letter is in response to your letter to Adaptive Medias, Inc., a Nevada corporation (the “Company”), dated January 6, 2014 (the “Letter”). For your ease of reference, I have repeated your comments from the Letter in this response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 1 – Organization and Nature of Business, page 7

1. We note your response to comment one. To help us further understand the transaction, please address the following in your response.

a.	It appears that Kevin J. Conner resigned on August 16, 2013. Tell us if his resignation was contemplated 46 days earlier upon the closing of the merger. Also, tell us the reason for his resignation both as a director and as a CFO of the company.

Mr. Conner formally resigned as a member of the Company’s Board of Directors and as its Chief Financial Officer on August 16, 2013. His resignation was not contemplated upon the closing of the merger.

It was made primarily as a result of Mr. Conner’s other professional and business responsibilities to his firm, the ongoing consolidation of the Company’s operations in Orange County, California, and that Mr. Conner is/was unavailable to move to Southern California to continue to work with the Company in a full-time capacity.

The Company has retained his firm, Conner & Associates, PC, as consultants on an on-going basis.

b.	Tell us if Kevin J. Conner was replaced after his resignation. If he was replaced, tell us if his replacement was appointed by a representative of Mimvi or Adaptive.

The Company has yet to appoint a new Chief Financial Officer. On August 16, 2013, Abdul Parmach was appointed as the Principal Accounting Officer of the Company following Mr. Conner’s resignation. Additionally, Mr. Conner’s Board of Directors’ seat was not immediately filled; however, Omar Akram, the Company’s Senior Vice President of Product and Technology, was appointed to the Company’s Board of Directors on December 31, 2013.

c.	Given, that Adaptive had considerably more revenue than Mimvi prior to the merger, tell us why Adaptive’s shareholders gave Mimvi’s shareholder’s 70% of the combined company.

The agreed upon acquisition price for Adaptive Media was approximately $2,500,000. Upon the effectuation of the merger, Adaptive Media shareholders were issued 33,500,000 shares of the Company’s Common Stock. On July 1, 2013, the day that the merger closed, the Company’s stock was publicly traded at $.075/share, or $2,512,500 of total value. Following the issuance of these shares, Adaptive Media shareholders owned approximately 30% of the combined Company, with pre-merger Company shareholders retaining approximately 70%. The respective Boards of Directors of both the Company and Adaptive Media independently determined that the merger was based upon a fair valuation of both entities, were satisfied with applicable ownership stakes, and believed that the merger was in the best interests of their respective shareholders.

d.	Describe the minority interest held by the former shareholders of Adaptive. Tell is [sic] if one person owned a large percentage of these shares. If more than one person owned these shares, tell us if they will vote as a group.

At the time of the merger, three Adaptive Media shareholders became Company shareholders in the following amounts:

Qayed Shareef: 27,918,900

Morgan Family Trust dated February 1, 2000: 2,790,550

Kim Reed Perell: 2,790,550

Shortly after closing the merger, Mr. Shareef gifted 9,290,000 of his shares to key employees and advisors. The three previously mentioned shareholders, and the recipients of Mr. Shareef’s gifted shares, are free to vote their shares as they choose.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 9

2. We note your response to comment two. Please tell us in detail why you believe gross revenue recognition is appropriate per ASC 605-45-45.

As previously described in the Company’s recent response to the SEC, we record revenue on the gross method in accordance with ASC Topic 605-45-45. In accordance with ASC Topic 605-45-45, the Company is the entity that is the primary obligor in the arrangement/purchase agreement with its vendors.  The Company is responsible for fulfillment, including the acceptability of the services purchased by our customers.  The Company has the latitude to establish the exchange price with its customers for the services performed and assumes the credit risk for the amounts billed to its customers. For these reasons, we are the principal in these transactions and record our revenues using gross revenue reporting.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Alan A. Lanis, Jr., Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Lanis’s email is alanis@richardsonpatel.com and telephone number is (310) 208-1182.

Very truly yours,

ADAPTIVE MEDIAS, INC.

/s/ Abdul Parmach
Principal Accounting Officer